EXHIBIT 99.1
                                                                    ------------


WESTERN OIL SANDS

INTERIM REPORT FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005



MESSAGE TO SHAREHOLDERS

WESTERN OIL SANDS INC. ("WESTERN") IS PLEASED TO REPORT RECORD THIRD QUARTER 2005 RESULTS AND PROVIDE AN OPERATIONAL UPDATE FOR THE ATHABASCA OIL SANDS PROJECT (THE "PROJECT" OR THE "AOSP"). DURING THE THIRD QUARTER OF 2005, WESTERN SURPASSED MANY KEY FINANCIAL AND OPERATIONAL RECORDS SET IN THE SECOND QUARTER OF 2005 AND GENERATED NEW RECORD RESULTS INCLUDING: NET REVENUE OF $185.7 MILLION, EBITDAX OF $111.0 MILLION, CASH FLOW FROM OPERATIONS OF $95.0 MILLION ($0.59 PER SHARE) AND NET EARNINGS OF $79.4 MILLION ($0.50 PER SHARE). BY COMPARISON, IN THE THIRD QUARTER OF 2004, WESTERN GENERATED NET REVENUE OF $104.1 MILLION, EBITDAX OF $47.8 MILLION, CASH FLOW FROM OPERATIONS OF $32.5 MILLION ($0.21 PER SHARE) AND NET EARNINGS OF $42.4 MILLION ($0.27 PER SHARE).

Relative to the third quarter of 2004, financial results during the third quarter of 2005 were positively impacted by a seven per cent increase in production, a 44 per cent increase in West Texas Intermediate ("WTI") prices and reduced volumes subject to fixed priced hedge contracts. These positive factors were partially offset by marginally wider light to heavy crude oil price differentials. Relative to the second quarter of 2005, results were positively impacted by a further 19 per cent increase in WTI prices combined with a narrowing of heavy crude oil differentials. In the third quarter of 2005, a total of $31.9 million of unrealized foreign exchange and risk management gains ($26.2 million net of tax) was included in net earnings, compared to a foreign exchange gain of $34.4 million ($28.7 million net of tax) for the third quarter of 2004. Excluding the impact of Western's hedging and risk management activities, EBITDAX was $138.8 million, cash flow from operations was $122.9 million ($0.77 per share) and net earnings were $105.5 million ($0.66 per share) in the third quarter of 2005 compared to $87.5 million, $72.2 million ($0.46 per share) and $82.1 million ($0.52 per share), respectively, in the third quarter of 2004.

HIGHLIGHTS

    o During the third quarter of 2005, the Project achieved production rates exceeding the record production level set in the second quarter of 2005 despite lower production rates in September 2005 as a result of reduced availability of third-party hydrogen to the Upgrader together with minor planned maintenance at other third-party facilities servicing the AOSP. Third quarter production averaged approximately 165,200 barrels per day (33,040 barrels per day net to Western), an increase of seven per cent compared to 154,300 barrels per day (30,860 barrels per day net to Western) in the third quarter of 2004. Production over the last two consecutive quarters averaged 164,500 barrels per day (32,900 barrels per day net to Western), with year-to-date production averaging 154,000 barrels per day (30,800 barrels per day net to Western). Performance for the nine months ended September 30, 2005 demonstrates the Project's ability to sustain reliable operations for successive periods with production levels exceeding name plate capacity for the facilities. These sustained record quarterly production levels are a result of continual process improvements and increased plant availability. Increased levels of maintenance and its associated costs are required to achieve these higher availability rates. Higher maintenance costs, together with inflationary pressures on materials and services in a high commodity price environment, resulted in a moderate increase in unit operating costs to $20.58 per processed barrel for the quarter.

    o On October 3, 2005, Western announced a strategic risk management program to fund future AOSP expansion requirements. The program consists of a series of purchased WTI put options combined with the sale of a series of WTI call options. This 'collar' strategy provides a floor price of US$52.42 per barrel on 20,000 barrels per day of production from 2007 to 2009 with a ceiling price of US$92.41 on an average 13,333 barrels per day over the same time period. The average overall cost of the program is US$3.74 per put barrel, payment of which is deferred until the applicable option period. This program provides greater cash flow certainty during years where Western's capital expenditures for expansion initiatives are expected to be significant, thereby creating a much more solid financial position.


AOSP EXPANSION UPDATE

The Joint Venture Partners continue to make progress on the first phase of the AOSP expansion leading to a final investment decision which is expected to occur in mid-2006. The Joint Venture has now secured world-class Engineering Procurement and Construction Management firms to assist in the upcoming expansion initiatives. The AMEC-Colt engineering joint venture was selected as the major contractor for the Mine expansions while Bechtel Canada Co. was selected for the Upgrader expansions. As previously communicated, the expansions are part of a larger `building block' strategy where successive back-to-back 100,000 barrel per day expansion phases will be completed over the next eight to ten years to increase total production to over 500,000 barrels per day (100,000 barrels per day net to Western). The capital profile associated with this building block strategy applies more capital to the first phase as critical infrastructure items such as permanent camps, utilities, pipelines, etc. will be built now in order to serve subsequent phases. Also included in the first phase are profitability-driven capital investments such as a solvent deasphalting plant at the Upgrader to capture the value associated with heavy crude oil differentials. Through this additional investment, the Upgrader expansion will produce less heavy oil and, as a result, reduce Western's exposure to light to heavy oil differentials and improve the value of the synthetic crude oil blends. Capital costs of up to $200 per annual barrel of production are expected for the first phase of expansion, with lower capital intensities anticipated for subsequent phases. Capital costs are higher than initially envisioned, due in large part to a significant increase in materials costs and skilled labour. Certain long lead items have already been ordered with a corresponding capital outlay to ensure these critical items are delivered on site at the appropriate time.

The Project's environmental permit for the first phase is before the Energy Utilities Board and was filed on April 29, 2005. The review of this permit is proceeding according to schedule and the Owners anticipate final approval in mid-2006. Baseline work and planning continues to progress with respect to the omnibus application for the next phases of the AOSP expansion. The Joint Venture expects to have the associated permits relating to this application in place by mid-2008, coinciding with a final investment decision on the second and third phases.

The primary focus of Western's management team is to deliver the AOSP value proposition by optimizing the existing operations to safely produce consistent results and by delivering the Project's expansion phases in the most cost effective manner possible.


On behalf of the Board of Directors

(signed)

James C. Houck

President & Chief Executive Officer

October 26, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WAS PREPARED AS OF OCTOBER 26, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004 INCLUDED IN THE ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF OUR FINANCIAL AND OPERATING RESULTS AND CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING BUT NOT LIMITED TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES. FORWARD-LOOKING INFORMATION TYPICALLY CONTAINS STATEMENTS WITH WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "POTENTIAL", "COULD", OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES. WE CAUTION READERS TO NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION BECAUSE IT IS POSSIBLE THAT PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORMS OF FORWARD-LOOKING INFORMATION MAY DIFFER MATERIALLY FROM ACTUAL RESULTS ACHIEVED BY WESTERN. WESTERN DOES NOT MAINTAIN A POLICY NOR IS UNDER ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS A RESULT OF NEW INFORMATION OR EVENTS.

BY ITS NATURE, OUR FORWARD-LOOKING INFORMATION INVOLVES NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES. A CHANGE IN ANY ONE OF THESE FACTORS COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING INFORMATION. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE
FOLLOWING: MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS, AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.



OVERVIEW
Western Oil Sands Inc. ("Western") is a Canadian oil sands corporation that holds a 20 per cent undivided ownership interest in a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent undivided ownership interests, respectively, in the Joint Venture. The Athabasca Oil Sands Project (the "AOSP" or the "Project"), which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil. Currently, apart from our interest in the Project, we have no other material assets nor do we have any other ongoing operations. Western continues, however, as a part of an ongoing strategic planning process, to identify and evaluate other large hydrocarbon resources and related business opportunities in order to create additional shareholder value.

HIGHLIGHTS

---------------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                   SEPTEMBER 30                SEPTEMBER 30
                                                        -------------------------------------------------------
                                                                2005          2004          2005          2004
---------------------------------------------------------------------------------------------------------------
OPERATING DATA (BBLS/D)
      Bitumen Production                                      33,034        30,862        30,789        28,827
      Synthetic Crude Sales                                   43,240        42,546        40,776        38,014
      Operating Expense per Processed Barrel ($/bbl)           20.58         17.67         21.50         19.39

FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
      Net Revenue                                            185,689       104,105       425,599       280,064
      Realized Crude Oil Sales Price ($/bbl) (1) (2)           58.79         38.63         49.62         36.58
      EBITDAX(1) (3)                                         111,003        47,847       222,482       109,047
      Cash Flow from Operations (4)                           95,048        32,528       173,837        60,945
      Cash Flow per Share - Basic ($/Share) (1) (5)(9)          0.59          0.21          1.09          0.39
      Net Earnings(6)                                         79,373        42,378       106,079        27,516
      Net Earnings Per Share - Basic ($/Share)(9)               0.50          0.27          0.66          0.18
      Net Capital Expenditures (7)                            15,960        13,456        20,614        26,175
      Long-term Financial Liabilities(8)                     736,918       695,411       736,918       695,411
      Weighted Average Shares Outstanding - Basic        160,229,593   158,226,603   160,103,854   155,955,408
      (Shares)
---------------------------------------------------------------------------------------------------------------

(1)  PLEASE REFER TO PAGE 17 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.
(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL, NET OF HEDGING ACTIVITIES, DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO PAGE 6 FOR CALCULATION.
(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION, FOREIGN EXCHANGE AND RISK MANAGEMENT AS CALCULATED ON PAGE 13.
(4) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.
(5) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.
(6)  WESTERN HAS NOT PAID DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.
(7) NET CAPITAL EXPENDITURES ARE CAPITAL EXPENDITURES NET OF ANY INSURANCE PROCEEDS RECEIVED DURING THE PERIOD.
(8)  LONG-TERM FINANCIAL LIABILITIES INCLUDESOPTION PREMIUM LIABILITY.
(9) PER SHARE AMOUNTS FOR FISCAL 2004 TIME PERIODS HAVE BEEN RESTATED TO TAKE INTO ACCOUNT THE THREE-FOR-ONE STOCK SPLIT.

OPERATING RESULTS

PRODUCTION

During the third quarter of 2005, production from the Mine rose seven per cent and averaged 165,170 barrels per day (33,034 barrels per day net to Western) of bitumen compared to 154,310 barrels per day (30,862 barrels per day net to Western) in the third quarter of 2004. This establishes a new quarterly production record despite an approximate three week slowdown of the entire operation during September due to reduced availability of third-party hydrogen at the Upgrader and planned maintenance related to some third-party facilities servicing the AOSP. During this slowdown, planned maintenance was also conducted at both the Mine and Upgrader. The three months ended September 30, 2005 marks the first time since operations commenced where production has exceeded design rate capacity for two successive quarters. The Joint Venture Partners continue to make significant process improvements enhancing the reliability of the Project.

REVENUE

---------------------------------------------------------------------------------------------------------------
NET REVENUE                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                    SEPTEMBER 30               SEPTEMBER 30
                                                           ----------------------------------------------------
($ thousands, except as indicated)                                2005         2004          2005        2004
---------------------------------------------------------------------------------------------------------------
REVENUE
             Oil Sands (1)                                     235,181      151,193       554,419     380,963
             Marketing                                          39,455       53,291       129,698      98,045
             Transportation                                        555          452         1,424       1,266
                                                           ------------ ------------- ------------ ------------
             Total Revenue                                     275,191      204,936       685,541     480,274
                                                           ============ ============= ============ ============

PURCHASED FEEDSTOCKS AND TRANSPORTATION
             Oil Sands                                          49,512       47,339       128,175     100,966
             Marketing                                          39,374       53,032       130,217      97,598
             Transportation                                        616          460         1,550       1,646
                                                           ------------ ------------- ------------ ------------
             Total Purchased Feedstocks and Transportation      89,502      100,831       259,942     200,210
                                                           ============ ============= ============ ============

NET REVENUE
             Oil Sands (1)                                     185,669      103,854       426,244     279,997
             Marketing                                              81          259          (519)        447
             Transportation                                        (61)          (8)         (126)       (380)
                                                           ------------ ------------- ------------ ------------
             Total Net Revenue                                 185,689      104,105       425,599     280,064
                                                           ============ ============= ============ ============

SYNTHETIC CRUDE SALES (BBLS/D)                                  43,240       42,546        40,776      38,014
                                                           ============ ============= ============ ============

REALIZED CRUDE OIL SALES PRICE ($/BBL) (2)                       58.79        38.63         49.62       36.58
                                                           ============ ============= ============ ============
---------------------------------------------------------------------------------------------------------------

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S HEDGING ACTIVITIES.
(2) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL SANDS REVENUE LESS ANY TRANSPORTATION COSTS DIVIDED BY SYNTHETIC CRUDE SALES VOLUME. FOR THREE AND NINE MONTHS ENDED SEPTEMBER 2005, $1.3 MILLION AND $2.1 MILLION, RESPECTIVELY, HAVE BEEN INCURRED FOR TRANSPORTATION COSTS RELATED TO OIL SANDS.

Western recorded crude oil sales revenue of $275.2 million in the third quarter of 2005, including $235.2 million from proprietary production compared to $204.9 million in the third quarter of 2004, which included $151.2 million from proprietary production. This 34 per cent year-over-year increase is mainly the result of a seven per cent increase in production, combined with a 52 per cent increase in our realized crude oil sales price due to higher underlying crude oil prices and fewer physical barrels subject to fixed price swap contracts, partially offset by a strengthening of the Canadian dollar relative to the US dollar and slightly wider light to heavy crude oil differentials.

Oil sands sales volumes, including bitumen and purchased feedstocks, averaged 43,240 barrels per day in the third quarter of 2005, surpassing the 42,546 barrels per day recorded in the third quarter of 2004.

The third quarter of 2005 experienced a further strengthening in commodity prices with WTI averaging US$63.19 per barrel, representing a 44 per cent increase over the comparable prior year period and a 19 per cent increase compared to the second quarter of 2005. Heavy oil differentials in the third quarter of 2005 were marginally wider than the same period in 2004; however, heavy oil differentials in the third quarter of 2005 improved significantly from the second quarter of 2005 where the differential had widened to approximately 40 per cent of WTI from the historical norm of approximately 30 per cent of WTI. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Compared to the third quarter of 2004, the differential to Edmonton PAR increased in large part due to a higher percentage of heavy crude oil in the overall sales mix combined with a slight widening of the light to heavy oil differential. Compared to the second quarter of 2005, Western's price differential narrowed due to heavy oil differentials returning to more historical norms, partially offset by a greater percentage of heavy oil products in the overall sales mix as a result of the planned maintenance in September 2005.

Western generated net revenue of $185.7 million in the third quarter of 2005, after deducting the cost of purchased feedstocks and transportation costs downstream of Edmonton and hedging activities. This represents an increase of 78 per cent compared to the third quarter of 2004 where net revenues totaled $104.1 million. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and others are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

During the third quarter of 2005, Western's hedging activities resulted in an overall decrease to net revenue of $27.8 million or $6.99 per barrel compared to an overall decrease to net revenue of $20.8 million or $5.14 per barrel in the second quarter of 2005 and $39.7 million or $10.14 per barrel during the prior year period. Western's hedged volumes during the third quarter were 7,000 barrels per day compared to 20,000 barrels per day during the third quarter of 2004. Western's hedged volumes for the balance of 2005 remain at 7,000 barrels per day at US$26.87 WTI. In 2006, Western has no volumes subject to hedging contracts. Should WTI prices remain at current levels, there will be a material positive impact on 2006 net earnings and cash flows over our reported 2005 results. Western has not, at this point, executed additional crude oil hedge transactions for fiscal 2006 although as detailed in the Financial Risks section of this MD&A, Western has completed a strategic risk management program covering fiscal 2007 through 2009.

OPERATING COSTS

Western's unit cash operating costs increased to $20.58 per processed barrel in the third quarter of 2005 compared to $17.67 per processed barrel for the third quarter of 2004 and $19.38 per processed barrel in the second quarter of 2005. This increase is a function of the price of various inputs, such as natural gas, which directly correlate to the price of crude oil. As crude oil appreciates, the costs of these inputs increase as well. In the third quarter of 2005, the average natural gas price rose 23 per cent compared to the comparable period in 2004 and 11 per cent compared to the second quarter of 2005. Operating costs in the third quarter also include additional maintenance expenses as the overall operation conducted planned maintenance during the month of September due to reduced third-party hydrogen availability and similar planned maintenance at third party facilities. No such costs were incurred in the third quarter of 2004 or in the second quarter of 2005. The Project continues to focus on reducing operating costs in all areas of operations despite the cost pressures associated with a high commodity price environment and the increased demand within the industry.

----------------------------------------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                      ----------------------------------------------------------
($ thousands, except as indicated)                          2005              2004         2005           2004
----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES FOR BITUMEN SOLD
      Operating Expense - Income Statement                64,810            50,766      179,300        155,419
      Operating Expense - Inventoried                       (979)              875        3,095         (1,758)
                                                      --------------- -------------- -------------- ------------
      Total Operating Expenses For Bitumen Sold           63,831            51,641      182,395        153,661
                                                      =============== ============== ============== ============

SALES (BARRELS PER DAY)
      Total Synthetic Crude Sales                         43,240            42,546       40,766         38,014
      Purchased Upgrader Blend Stocks                      9,532            10,786        9,702          9,096
                                                      --------------- -------------- -------------- ------------
      Synthetic Crude Sales Excluding Blend Stocks        33,708            31,760       31,074         28,918
                                                      =============== ============== ============== ============

OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) (1)        20.58             17.67        21.50          19.39
                                                      =============== ============== ============== ============
----------------------------------------------------------------------------------------------------------------

(1) OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) IS CALCULATED AS TOTAL OPERATING EXPENSES FOR BITUMEN SOLD DIVIDED BY SYNTHETIC CRUDE SALES EXCLUDING BLEND STOCKS.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

ROYALTIES

Royalties of $1.4 million in the third quarter of 2005 were slightly higher than the third quarter of 2004 as a result of higher deemed bitumen royalty prices together with increased bitumen production volumes. Royalties were comparable to the second quarter of 2005.

CORPORATE RESULTS

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses ("G&A") were $2.7 million for the third quarter of 2005 compared to $1.9 million for the third quarter of 2004 due to an increased number of employees within Western and higher regulatory compliance costs. G&A expenses were $0.2 million higher in the third quarter compared to the prior quarter due to higher regulatory costs and other professional fees.

INSURANCE EXPENSE

Insurance expenses were $1.9 million for the third quarter of 2005 compared to $2.6 million in the third quarter of 2004. This decrease is due to lower premiums associated with the various corporate policies, combined with the strengthening of the Canadian dollar over the comparable periods, as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars. Insurance expenses in the third quarter of 2005 were comparable to those incurred in the second quarter of 2005.

RESEARCH AND BUSINESS DEVELOPMENT

Western incurred $3.8 million in AOSP-related research and other business development expenses during the third quarter of 2005. Of this amount, $1.9 million relates to initiatives involving heavy oil upgrading technologies which were previously capitalized. A small portion of Western's capital budget is directed to new business development activities. These activities include: research and development efforts with the objective of identifying ways to add value to our existing assets; the addition of some internal technical capabilities in order to evaluate opportunities as they arise either through our Joint Venture partners or independently; and finally, as part of Western's long-range strategy, plans include expanding our organizational capabilities to evaluate business opportunities, domestically or internationally, by taking our core competencies and skills and applying them to new ventures which represent long-life projects with significant hydrocarbon resource potential.

INTEREST EXPENSE

Interest expense totaled $13.6 million in the third quarter of 2005 compared to $14.9 million in the third quarter of 2004. This decrease is a result of the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. The decrease is also a function of lower absolute bank debt levels as excess free cash flows over the last several quarters have been applied to reduce bank debt. Interest expense decreased by $2.1 million in the third quarter of 2005 compared to the second quarter of 2005, primarily as a result of a decrease in the carrying costs under the Revolving Credit Facility, combined with a further strengthening of the Canadian dollar against the US dollar during this time period.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization ("DD&A") totaled $13.1 million for the third quarter of 2005 similar to the $13.1 million recorded in the third quarter of 2004. Higher production, which increases the amount recorded for DD&A, was offset by a larger reserve base as at December 31, 2004 used for the purposes of DD&A rates in fiscal 2005.

FOREIGN EXCHANGE

During the third quarter of 2005, Western reported a foreign exchange gain of $28.1 million compared to a gain of $34.3 million in the third quarter of 2004. As reference points, the noon-day closing foreign exchange rate on September 30, 2004 was $1.2639 Cdn/US compared to $1.2256 Cdn/US on June 30, 2005 and $1.1611
Cdn/US on September 30, 2005. In terms of average rates for the respective periods, the third quarter of 2004 was $1.3072 Cdn/US compared to $1.2439 Cdn/US for the second quarter of 2005 and $1.2014 Cdn/US for the third quarter of 2005.

RISK MANAGEMENT ACTIVITIES

In the third quarter of 2005, Western implemented strategic crude oil hedges in order to provide greater cash flow certainty during those years where significant AOSP expansion capital expenditures are expected. Western employed a collar strategy whereby a series of put and call options were purchased and sold with a number of major financial institutions. The program established a weighted average floor price on 20,000 barrels per day of US$52.42 and a ceiling price of US$92.41 on an average 13,333 barrels per day for the period January 2007 through to December 2009.

Western will not utilize hedge accounting treatment under Canadian GAAP for this program and, as a result, will have certain mark-to-market adjustments flowing through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. These adjustments have no impact on cash flow from operations but will affect reported net earnings. For the period ended September 30, 2005, Western's risk management assets increased in value from the time the financial instruments were executed, resulting in a mark-to-market gain of $1.7 million. The overall cost of the program was US$3.74 per put barrel purchased, the payment of which is deferred until the actual option period, therefore, no cash outlay will occur until the respective option periods expire. In this way, Western matches the net cash expense of the options to the cash flows received from our physical crude sales.

INCOME TAXES

For the third quarter of 2005, Western had an income tax expense of $34.0 million compared to $11.4 million for the same period last year. Included in this expense is a future income tax expense of $33.4 million (2004 - $11.2 million) which reflects the expected use of Western's non-capital loss carry-forwards during the third quarter of 2005, and a corresponding reduction in the future income tax assets associated with these carry-forwards.

NET EARNINGS

Western reported record net earnings of $79.4 million ($0.50 per share) in the third quarter of 2005 compared to net earnings of $42.4 million ($0.27 per share) in the third quarter of 2004. Net earnings include the impact of unrealized foreign exchange gains on both our US dollar denominated debt and option premium liability together with the mark-to-market gain from risk management activities. In the third quarter of 2005, there were unrealized foreign exchange and risk management gains of $31.9 million compared to an unrealized gain of $34.4 million in the third quarter of 2004. Excluding the impact of Western's hedging activities and mark-to-market gains on our recent risk management activities, net earnings were $105.5 million in the third quarter of 2005.

The following table provides the reconciliation between Net Earnings, Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION:  NET EARNINGS TO EBITDAX
----------------------------------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                 SEPTEMBER 30             SEPTEMBER 30
                                                        --------------------------------------------------
($ thousands)                                                2005         2004         2005         2004
----------------------------------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO                               79,373       42,378      106,079       27,516
    COMMON SHAREHOLDERS
Add (Deduct):
   Depreciation, Depletion and Amortization                13,119       13,092       36,654       35,424
   Accretion on Asset Retirement Obligation                   141          124          425          374
   Stock-based Compensation                                   625          189        2,348          733
   Interest Expense on Option Premium Liability               324           --          324           --
   Unrealized Foreign Exchange Gain                       (30,206)     (34,425)     (20,306)     (12,825)
   Unrealized Gain on Risk Management                      (1,697)          --       (1,697)          --
   Future Income Tax Expense                               33,371       11,170       50,651        9,723
   Cash Settlement on Performance Share Units                  --           --         (596)          --
   Cash Settlement on Asset Retirement Obligation              (2)          --          (45)          --
----------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE CHANGES
    IN NON-CASH WORKING CAPITAL                            95,048       32,528      173,837       60,945
Add:
   Interest (excluding interest on Option Premium          13,262       14,908       44,008       46,830
   Liability)
   Realized Foreign Exchange Loss                           2,103          155        2,106          291
   Large Corporations Tax                                     588          256        1,890          981
   Cash Settlement on Performance Share Units                  --           --          596           --
   Cash Settlement on Asset Retirement Obligation               2           --           45           --
----------------------------------------------------------------------------------------------------------
EBITDAX                                                   111,003       47,847      222,482      109,047
----------------------------------------------------------------------------------------------------------

EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) was $111.0 million for the third quarter of 2005, reflecting a 132 per cent increase over the $47.8 million recorded for the third quarter of 2004, establishing a new quarterly record for Western. Excluding the impact of Western's hedging and risk management activities, EBITDAX was $138.8 million for the third quarter of 2005 compared to $87.5 million for the third quarter of 2004, an increase of 59 per cent. Third quarter 2005 EBITDAX increased $26.9 million over the second quarter of 2005. Excluding the impact of hedging activities, EBITDAX in the third quarter of 2005 improved $33.9 million or 32 per cent compared to the second quarter of 2005. Higher EBITDAX, both from the previous year's comparative quarter and the previous quarter, is the result of higher bitumen production, together with improved sale price realizations offset by a strengthening of the Canadian dollar relative to the US dollar.

Cash flow from operations before changes in non-cash working capital ("cash flow from operations") increased 192 per cent to a new record of $95.0 million for the third quarter of 2005 compared to $32.5 million in the third quarter of 2004. This increase is the result of higher bitumen production, combined with stronger price realizations due to 13,000 fewer barrels per day subject to fixed priced swap contracts, offset by a strengthening of the Canadian dollar relative to the US dollar compared to the prior year period. Cash flow from operations in the third quarter of 2005 increased

$27.0 million or 40 per cent over the record set in the second quarter of 2005 mainly as a result of improved sales price realizations.

FINANCIAL POSITION

BANK DEBT

During the third quarter of 2005, we reduced our Revolving Credit Facility by $129 million as a result of record cash flow from operations and the receipt of
Section III insurance settlement proceeds of $19.4 million. We will continue to reduce our bank debt to the extent that cash flow from operations exceeds capital expenditures.

Western has $299 million in capacity under its $340 million Revolving Credit Facility. This capacity is a function of the before tax net present value of Western's share of the proved reserves associated with the Project based on a constant price discounted at 10%. As at September 30, 2005, $75 million had been drawn on this Revolving Credit Facility. Subsequent to the quarter end, Western amended the terms contained in the Revolving Facility in two key areas. First, the structure of the Facility has been modified from a 364 day revolving credit facility with a two year term-out provision for non-revolving allocations to a three year revolving facility maturing initially on October 31, 2008, extendible annually at the lending institutions' discretion. Western's Revolving Credit Facility will no longer provide for a non-revolving term-out portion. Second, the pricing applicable to both amounts drawn and undrawn under the facility has been reduced to reflect recent current market conditions and the significant improvement in Western's credit profile. This should result in lower bank debt servicing costs on a go-forward basis.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $16.2 million in the third quarter of 2005 compared to $13.5 million in the third quarter of 2004. Insurance proceeds of $0.2 million offset this amount to realize a net addition to capital assets of $16.0 million.

ANALYSIS OF CASH RESOURCES

Cash balances totaled $5.1 million at September 30, 2005 compared to $4.4 million at June 30, 2005. Cash inflows included: $95.0 million cash flow from operations, a $49.8 million decrease in non-cash working capital, $1.1 million from the exercise of employee stock options and $0.2 million from insurance proceeds. Cash outflows included a $129.0 million decrease in bank lines, $16.2 million of capital expenditures and $0.3 million in repayment of obligations under capital lease and deferred charges.

The decrease in non-cash working capital during the third quarter of 2005 was the result of a $24.7 million decrease in accounts receivable largely due to the collection of the $19.4 million Section III insurance settlement, combined with lower sales volumes in September as a result of the slowdown to accommodate planned maintenance, a $23.8 million increase in accounts payable and a $4.1 million decrease in prepaid expenses offset by a $2.8 million increase in inventory. The increase in accounts payable reflects five months of accrued interest on Western's long-term notes at September 30, 2005 compared to two months accrued at June 30, 2005 and increased amounts owed under hedging contracts. Inventory is higher as a result of the increased volumes and costs associated with feedstock inventory in addition to higher levels of finished product volumes.

INSURANCE CLAIMS

As announced on June 27, 2005, the Joint Venture reached a settlement for the loss of profits policy referred to as Section III in the amount of $220 million. Western's pro rata share is $44 million. Western has received $19.4 million to date of this amount. The remaining balance is being withheld by certain insurers who are common to Western's cost overrun and start-up delay policy, known as
Section IV. Western is attempting to finalize a contingent settlement for the balance of $24.6 million.

With respect to Western's $200 million Section IV policy, arbitration proceedings are continuing with hearings expected to commence in mid-2006. Following these hearings, we expect to receive a binding decision from the panel regarding this claim which, in turn, will finalize the payments that have been withheld to Western under Section I and Section III. The total amount claimed by Western from insurers is $244 million, none of which has been recognized in the financial statements.

FINANCIAL RISKS

The objective of Western's risk management programs is to mitigate exposure to the volatility of crude oil prices, thereby providing greater certainty of future cash flows from the sale of our synthetic crude products. This risk management strategy is intended to protect the base and future capital programs and ensure the funding of debt obligations. To this end, Western has the following financial instruments outstanding as at September 30, 2005:

(a)  Hedge Accounting Treatment

As at September 30, 2005, Western had the following commodity-pricing agreements that are accounted for as hedges:

-------------------------------------------------------------------------------------------------------------------
                                                                                               Unrealized Decrease
   Instrument        Notional Volume                Hedge Period               Swap Price       to Future Revenue
                         (bbls/d)                                              (US$/bbl)         (Cdn $ Thousands)
-------------------------------------------------------------------------------------------------------------------
    WTI Swaps             7,000          October 1, 2005 to December 31, 2005   US$26.87          $   (25,281)
===================================================================================================================

As a result of the continued strength in crude oil prices since this program was initiated, Western has not realized the full impact of increases in Edmonton PAR to the extent of our hedged volumes. The impact of this program on Western's revenue is described in the following table:

                                                             Three months ended                 Nine months ended
                                                                 September 30                     September 30
-------------------------------------------------------------------------------------------------------------------
(Unaudited)                                                  2005             2004              2005         2004
-------------------------------------------------------------------------------------------------------------------
Decrease in Revenue - $ thousands                          27,821           39,682            85,418       84,305
Decrease in Revenue - $/bbl                                  6.99            10.14              7.67         8.09
===================================================================================================================

(b)  Fair Value Accounting Treatment

As at September 30, 2005, Western's outstanding put and call options are as follows:

------------------------------------------------------------------------------------------------------------
                                                                  Period (calendar year)
                                         -------------------------------------------------------------------
                                                  2007                      2008                     2009
------------------------------------------------------------------------------------------------------------
Put options purchased (bbls/d)                  20,000                    20,000                   20,000
Call options sold (bbls/d)                      10,000                    15,000                   15,000

Avg. put strike price (US$/bbl)                  52.50                     54.25                    50.50
Avg. call strike price (US$/bbl)                 92.50                     94.25                    90.50
============================================================================================================

                                                       Three Months Ended                Nine Months Ended
                                                          September 30                     September 30
------------------------------------------------------------------------------------------------------------
(Unaudited) ($ thousands)                             2005             2004              2005         2004
------------------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period             --               --                --           --
Net Premium                                         84,976               --            84,976           --
Increase in Fair Value                               1,697               --             1,697           --
------------------------------------------------------------------------------------------------------------
Risk Management Asset - End of Period               86,673               --            86,673           --
============================================================================================================

OUTLOOK FOR THE REMAINDER OF 2005

The three months ended September 30, 2005 represented another successful quarter both operationally and financially. New records were established for many key financial metrics including net earnings, cash flow from operations and EBITDAX. Western's strong financial position allowed us to undertake a strategic hedging program within a prescribed budget while, at the same time, allowing for considerable upside in commodity prices. The Project achieved record production during the third quarter, doing so despite a temporary slowdown for planned maintenance at the Upgrader and Mine during September. As a result of continued strong operational performance expectations, together with stable crude oil prices, Western's guidance for the balance of 2005 is as follows: annual production is expected to average between 155,000 and 160,000 barrels per day (31,000 to 32,000 barrels per day net to Western), resulting in annual 2005 cash flow from operations of approximately $290 million and net earnings of approximately $160 million. The net earnings estimate does not include potential fourth quarter mark-to-market adjustments on the Risk Management Asset, which may be significant. This guidance is based on a forecasted WTI price of US$60 and a US/Cdn exchange rate of $0.82 for the balance of fiscal 2005, and includes the impact of existing crude oil hedges for the remainder of the year. Based on these assumptions, and a capital program totaling $70 to $80 million in 2005, Western expects to have sufficient free cash flow to pay down our Revolving Credit Facility in 2005.

BUSINESS RISKS

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2004 Annual Report, which are available on the Company's website.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains or losses on risk management activities ("EBITDAX"),

EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings per Share and Net Earnings Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

ACCOUNTING POLICY

Derivative Financial Instruments

Western utilizes financial instruments to manage our exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. Western has in place, policies and procedures with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, Western identifies relationships between financial instruments and anticipated transactions, as well as our risk management objectives and the strategy for undertaking the economic hedge transaction. Western assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

The fair values of these financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. Western considers all of these financial instruments to be effective economic hedges, however, certain of the our financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

In accordance with EIC 128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", financial instruments that do not qualify as hedges or have not been designated as hedges, are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the consolidated balance sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the consolidated balance sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

Consolidated Balance Sheets

                                                             AS AT SEPTEMBER 30         AS AT DECEMBER 31
($ THOUSANDS)                                                              2005                      2004
----------------------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)
ASSETS
Current Assets
     Cash                                                         $       5,140            $        3,715
     Accounts Receivable                                                 83,943                    62,564
     Inventory                                                           25,767                    14,186
     Prepaid Expense                                                      4,493                     5,771
                                                                  ----------------------------------------
                                                                        119,343                    86,236
                                                                  ----------------------------------------
     Capital Assets (NOTE 2)                                          1,339,086                 1,351,745
     Risk Management (NOTE 13)                                           86,673                        --
     Deferred Charges                                                    16,498                    18,378
     Future Income Taxes (NOTE 11)                                           --                    14,511
                                                                  ----------------------------------------
                                                                      1,442,257                 1,384,634
                                                                  ----------------------------------------
                                                                  $   1,561,600            $    1,470,870
LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities                     $     107,382            $       87,679
     Current Portion of Long-term Debt (NOTE 3)                              --                    95,000
     Current Portion of Lease Obligations (NOTE 4)                        3,895                     5,230
                                                                  ----------------------------------------
                                                                        111,277                   187,909
Long-term Liabilities
     Long-term Debt (NOTE 3)                                            597,495                   662,620
     Lease Obligations (NOTE 4)                                          55,304                    53,474
     Option Premium Liability (NOTE 5)                                   84,119                         -
     Asset Retirement Obligation (NOTE 6)                                 8,571                     8,191
     Future Income Tax (NOTE 11)                                         36,140                         -
                                                                  ----------------------------------------
                                                                        781,629                   724,285
                                                                  ----------------------------------------
                                                                        892,906                   912,194
                                                                  ----------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (NOTE 7)                                                  547,886                   545,699
Contributed Surplus (NOTE 10)                                             2,997                     1,245
Retained Earnings                                                       117,811                    11,732
                                                                  ----------------------------------------
                                                                        668,694                   558,676
                                                                  ----------------------------------------
                                                                  $   1,561,600            $    1,470,870
                                                                  ----------------------------------------

Commitments and Contingencies (NOTE 12)
Subsequent Event (NOTE 15)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations
                                                                  THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                        SEPTEMBER 30                  SEPTEMBER 30
(UNAUDITED - $ THOUSANDS, EXCEPT PER SHARE AMOUNTS)               2005          2004           2005          2004
-------------------------------------------------------------------------------------------------------------------
REVENUES (NOTE 13)                                          $  275,191    $  204,936     $  685,541     $  480,274
LESS PURCHASED FEEDSTOCKS AND TRANSPORTATION                    89,502       100,831        259,942        200,210
                                                            -------------------------------------------------------
                                                               185,689       104,105        425,599        280,064
                                                            -------------------------------------------------------
EXPENSES:
     Operating                                                  64,810        50,766        179,300        155,419
     Research and Business Development                           3,859            --          7,994             --
     Royalties                                                   1,407         1,019          2,954          2,467
     General and Administrative                                  2,725         1,874          7,204          5,669
     Insurance                                                   1,885         2,599          5,665          7,462
     Interest (NOTE 9)                                          13,586        14,908         44,332         46,830
     Stock-based Compensation (NOTE 10)                            625           189          2,348            733
     Accretion on Asset Retirement Obligation (NOTE 6)             141           124            425            374
     Depreciation, Depletion and Amortization                   13,119        13,092         36,654         35,424
                                                            -------------------------------------------------------
                                                               102,157        84,571        286,876        254,378
                                                            -------------------------------------------------------
NET EARNINGS BEFORE OTHER INCOME AND INCOME TAXES               83,532        19,534        138,723         25,686
OTHER INCOME:
     Foreign Exchange Gain                                      28,103        34,270         18,200         12,534
     Risk Management Gain (NOTE 13)                              1,697            --          1,697             --
                                                            -------------------------------------------------------
NET EARNINGS BEFORE INCOME TAXES                               113,332        53,804        158,620         38,220
Income Tax Expense (NOTE 11)                                    33,959        11,426         52,541         10,704
                                                            -------------------------------------------------------
NET EARNINGS                                                    79,373        42,378        106,079         27,516
Retained Earnings (Deficit) at Beginning of Period              38,438      (22,582)         11,732        (7,720)
                                                            -------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                          $  117,811    $   19,796     $  117,811     $   19,796
                                                            -------------------------------------------------------
NET EARNINGS PER SHARE (NOTE 8)
     Basic                                                  $     0.50    $     0.27     $     0.66     $     0.18
     Diluted                                                $     0.49    $     0.26     $     0.65     $     0.17

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
                                                                     THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                           SEPTEMBER 30              SEPTEMBER 30
(UNAUDITED - $ THOUSANDS)                                             2005         2004         2005         2004
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net Earnings                                                     $  79,373    $  42,378    $ 106,079    $  27,516
Non-cash Items:
     Stock-based Compensation (NOTE 10)                                625          189        2,348          733
     Accretion on Asset Retirement Obligation (NOTE 6)                 141          124          425          374
     Depreciation, Depletion and Amortization                       13,119       13,092       36,654       35,424
     Interest Expense on Option Premium Liability (NOTE 5)             324           --          324           --
     Unrealized Gain on Risk Management (NOTE 13)                   (1,697)          --       (1,697)          --
     Unrealized Foreign Exchange Gain (NOTE 3 AND 5)               (30,206)     (34,425)     (20,306)     (12,825)
     Future Income Tax Expense (NOTE 11)                            33,371       11,170       50,651        9,723
Cash Items:
     Cash Settlement of Asset Retirement Obligation (NOTE 6)            (2)          --          (45)          --
     Cash Settlement of Performance Share Unit Plan (NOTE10)            --           --         (596)          --
                                                                 -------------------------------------------------
CASH FROM OPERATIONS                                                95,048       32,528      173,837       60,945
Decrease (Increase) in Non-Cash Working Capital (NOTE 14)           25,355       18,002      (18,033)      12,052
                                                                 -------------------------------------------------
                                                                   120,403       50,530      155,804       72,997
                                                                 -------------------------------------------------
FINANCING ACTIVITIES
     Issue of Share Capital (NOTE 7)                                 1,142        1,052        2,187       70,156
     Share Issue Expenses (NOTE 7)                                      --          (69)          --       (2,934)
     Repayment of Long-term Debt, Net                             (129,000)     (42,000)    (141,000)    (114,000)
     Deferred Charges                                                   --          (30)          --          (56)
     Repayment of Obligations Under Capital Lease                     (336)        (335)      (1,006)      (1,006)
                                                                 -------------------------------------------------
CASH USED                                                         (128,194)     (41,382)    (139,819)     (47,840)
                                                                 -------------------------------------------------
INVESTING ACTIVITIES
     Capital Expenditures                                          (16,164)     (13,456)     (43,026)     (32,606)
     Insurance Proceeds (NOTE 12)                                      204           --       22,412        6,431
     Decrease (Increase) in Non-Cash Working Capital (NOTE 14)      24,488        3,801        6,054         (734)
                                                                 -------------------------------------------------
CASH GENERATED (USED)                                                8,528       (9,655)     (14,560)     (26,909)
                                                                 -------------------------------------------------
Increase (Decrease) in Cash                                            737         (507)       1,425       (1,752)
Cash at Beginning of Period                                          4,403        2,525        3,715        3,770
                                                                 -------------------------------------------------
CASH AT END OF PERIOD                                            $   5,140    $   2,018    $   5,140    $   2,018
                                                                 -------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements
(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004, except as described in Note 1. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.


1.  ACCOUNTING POLICY

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation utilizes financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. The Corporation has in place, policies and procedures with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, the Corporation identifies relationships between financial instruments and anticipated transactions, as well as its risk management objectives and the strategy for undertaking the economic hedge transaction. The Corporation assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

The fair values of these financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Corporation considers all of these financial instruments to be effective economic hedges, however, certain of the corporation's financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

In accordance with EIC 128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", financial instruments that do not qualify as hedges or have not been designated as hedges, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the consolidated balance sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

2.   CAPITAL ASSETS

SEPTEMBER 30, 2005 (UNAUDITED)                                            COST      ACCUM. DD&A*    NET BOOK VALUE
-------------------------------------------------------------------------------------------------------------------
Athabasca Oil Sands Project                                      $   1,341,353      $   (92,183)      $  1,249,170
Athabasca Oil Sands Project Assets Under Capital Lease                  52,705           (3,775)            48,930
Other Assets                                                            42,262           (1,276)            40,986
-------------------------------------------------------------------------------------------------------------------
                                                                 $   1,436,320      $   (97,234)      $  1,339,086
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2004
Athabasca Oil Sands Project                                      $   1,341,395      $   (58,955)      $  1,282,440
Athabasca Oil Sands Project Assets Under Capital Lease                  52,705           (2,439)            50,266
Other Assets                                                            20,105           (1,066)            19,039
-------------------------------------------------------------------------------------------------------------------
                                                                 $   1,414,205      $   (62,460)      $  1,351,745
-------------------------------------------------------------------------------------------------------------------

*    ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

3.   LONG-TERM DEBT
                                                                              SEPTEMBER 30, 2005 DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                                     (UNAUDITED)
US$450 million Senior Secured Notes                                                 $    522,495      $    541,620
Senior Credit Facility                                                                        --            95,000
Revolving Credit Facility                                                                 75,000           121,000
-------------------------------------------------------------------------------------------------------------------
                                                                                         597,495           757,620
Less: Current Portion of Long-term Debt                                                       --           (95,000)
-------------------------------------------------------------------------------------------------------------------
                                                                                    $    597,495      $    662,620
-------------------------------------------------------------------------------------------------------------------

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes for the three and nine month periods ending September 30, 2005 was $29.0 million and $19.1 million, respectively (September 30, 2004 - $34.4 million and $12.8 million). As at September 30, 2005, a total of $186.3 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

4.   LEASE OBLIGATIONS
                                                                    SEPTEMBER 30, 2005           DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
Obligations Under Capital Lease                                             $   50,602                  $   51,609
Operating Lease Guarantee Obligation                                             8,597                       7,095
-------------------------------------------------------------------------------------------------------------------
                                                                                59,199                      58,704
Less : Current Portion                                                          (3,895)                     (5,230)
-------------------------------------------------------------------------------------------------------------------
                                                                            $   55,304                  $   53,474
-------------------------------------------------------------------------------------------------------------------

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Athabasca Oil Sands Project ("AOSP"). Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until repaid.

Under the Operating Lease for Mobile Equipment, the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and nine month periods ending September 30, 2005, the Corporation paid nil and $1.5 million, respectively, in regard to this obligation (September 30, 2004 - nil).


5.   OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 13(b) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% and 4.50%. During the three and nine month periods ended September 30, 2005, $0.3 million of interest expense was recognized (September 30, 2004 - nil). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three and nine months ended September 30, 2005 was $1.2 million (September 30, 2004 - nil).

The following table reconciles the change in the net option premium liability:

                                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                                           SEPTEMBER 30         SEPTEMBER 30
(UNAUDITED)                                             2005       2004      2005       2004
---------------------------------------------------------------------------------------------
Option Premium Liability - Beginning of Period      $     --    $    --  $     --    $    --
Net Premiums                                          84,976         --    84,976         --
Interest Expense                                         324         --       324         --
Unrealized Foreign Exchange Gain                      (1,181)        --    (1,181)        --
---------------------------------------------------------------------------------------------
OPTION PREMIUM LIABILITY - END OF PERIOD            $ 84,119    $    --  $ 84,119    $    --
---------------------------------------------------------------------------------------------

6.   ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. During the nine months ended September 30, 2005, the Corporation incurred $0.05 million in costs associated with this obligation (September 30, 2004 - nil). The following table presents the reconciliation of the Asset Retirement Obligation for the three and nine month periods ending September 30, 2005 and 2004:

                                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                                           SEPTEMBER 30         SEPTEMBER 30
(UNAUDITED)                                             2005       2004      2005       2004
---------------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Period   $ 8,432    $ 7,388   $ 8,191    $ 7,138
Liabilities Settled                                       (2)        --       (45)        --
Accretion on Asset Retirement Obligation                 141        124       425        374
---------------------------------------------------------------------------------------------
Asset Retirement Obligation at End of Period         $ 8,571    $ 7,512   $ 8,571    $ 7,512
---------------------------------------------------------------------------------------------

7.   SHARE CAPITAL

The number of common shares and stock options outstanding reflect a three-for-one split of the Corporation's common shares on May 30, 2005.

ISSUED AND OUTSTANDING

(UNAUDITED) NUMBER OF SHARES AMOUNT
-------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2004                                         159,836,286            $        545,699
Issued for Cash                                                          494,297                       2,187
-------------------------------------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT SEPTEMBER 30, 2005                     160,330,583            $        547,886
-------------------------------------------------------------------------------------------------------------
OUTSTANDING
STOCK OPTIONS                                                          3,656,311
--------------------------------------------------------------------------------
DILUTED SHARES AT SEPTEMBER 30, 2005                                 163,986,894
--------------------------------------------------------------------------------

8.   NET EARNINGS PER SHARE

The basic and diluted weighted average number of common shares outstanding, both current and prior period, reflect a three-for-one stock split of the Corporation's common shares on May 30, 2005. The basic weighted average number of common shares for the three and nine month periods ended September 30, 2005 are 160,229,593 and 160,103,854 respectively (September 30, 2004 - 158,226,603 and 155,955,408 respectively). The diluted weighted average number of common shares for the three and nine month periods ended September 30, 2005 were 162,479,152 and 162,398,905 respectively (September 30, 2004 - 161,264,319 and
159,037,827 respectively).

9.   INTEREST EXPENSE
                                                              THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                    SEPTEMBER 30                SEPTEMBER 30
(UNAUDITED)                                                  2005           2004         2005          2004
-------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt                             $   12,619   $     14,415  $    42,175      $  45,381
Interest on Obligations Under Capital Lease                   643            493        1,833          1,449
Interest on Option Premium Liability                          324             --          324             --
-------------------------------------------------------------------------------------------------------------
                                                       $   13,586   $     14,908  $    44,332      $  46,830
-------------------------------------------------------------------------------------------------------------

Cash interest paid for the three and nine month periods ending September 30, 2005 was $1.7 million and $33.2 million, respectively (September 30, 2004 - $2.6 million and $33.8 million, respectively). Cash interest received for the three and nine month periods ending September 30, 2005 was nil and $0.1 million, respectively (September 30, 2004 - nil and $0.1 million, respectively).

The Corporation recognized interest expense on its deferred option premium liability (Note 5) of $0.3 million for the three and nine month period ended September 30, 2005 (September 30, 2004 - nil).

10.  STOCK-BASED COMPENSATION

(a) STOCK OPTION PLAN

Under the Corporation's stock-based compensation plan, 30,000 options were granted during the three month period ended September 30, 2005 at an average exercise price of $27.75 (September 30, 2004 - 30,000 options at an average exercise price of $11.73). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

THREE MONTHS ENDED                                        NINE MONTHS ENDED
                                                               SEPTEMBER 30                     SEPTEMBER 30
(UNAUDITED)                                             2005           2004            2005             2004
-------------------------------------------------------------------------------------------------------------
Granted                                               30,000         30,000         383,670          228,549
Weighted-average Fair Value                     $      12.60     $     4.54    $       7.60       $     4.16
Risk Free Interest Rate                                3.72%          4.48%           3.86%            4.37%
Expected Life (in Years)                                6.00           6.00            6.00             6.00
Expected Volatility *                                    41%            30%          26-41%              30%
Dividend Per Share                              $         --     $       --    $         --       $       --
-------------------------------------------------------------------------------------------------------------
* SOURCE: BLOOMBERG L.P.

(b) PERFORMANCE SHARE UNIT PLAN (PSUP)

At September 30, 2005, there were 171,174 PSUP units outstanding, after considering the three-for-one stock split effective May 30, 2005.

(c) STOCK-BASED COMPENSATION

During 2003, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" which results in the recognition of compensation expense for any options or PSUP units granted on or after January 1, 2003 under the fair value method. For the three and nine month periods ending September 30, 2005, the Corporation has recognized $0.6 million and $2.3 million, respectively, in stock-based compensation for these options and PSUP units (September 30, 2004 - $0.2 million and $0.7 million, respectively).

Under CICA 3870, no compensation expense is required to be recognized for stock options granted before January 1, 2003. Had compensation expense been determined based on the fair value method for awards made on or after January 1, 2002 but before January 1, 2003, the Corporation's net earnings and net earnings per share would have been adjusted to the proforma amounts indicated below:

                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                               SEPTEMBER 30                     SEPTEMBER 30
(UNAUDITED)                                             2005           2004            2005             2004
-------------------------------------------------------------------------------------------------------------
Compensation Expense                            $        225     $      220    $        667       $      669
Net Earnings                                          79,373         42,378         106,079           27,516
-------------------------------------------------------------------------------------------------------------
Proforma Net Earnings                           $     79,148     $   42,158    $    105,412       $   26,847
-------------------------------------------------------------------------------------------------------------
Basic Net Earnings Per Share
     As Reported                                $       0.50     $     0.27    $       0.66       $     0.18
     Proforma                                   $       0.49     $     0.27    $       0.66       $     0.18
-------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share
     As Reported                                $       0.49     $     0.26    $       0.65       $     0.17
     Proforma                                   $       0.49     $     0.26    $       0.65       $     0.17
-------------------------------------------------------------------------------------------------------------

(d) CONTRIBUTED SURPLUS

The following table presents the reconciliation of Contributed Surplus for the three-month and nine month periods ending September 30, 2005 and 2004:

                                                               THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                     SEPTEMBER 30                     SEPTEMBER 30
(UNAUDITED)                                                   2005           2004            2005             2004
-------------------------------------------------------------------------------------------------------------------
Contributed Surplus Beginning of Period               $      2,372     $      822    $      1,245       $      278
Stock-based Compensation Expense                               625            189           2,348              733
Cash Settlement of Performance Share Unit Plan                  --             --           (596)               --
-------------------------------------------------------------------------------------------------------------------
Contributed Surplus End of Period                     $      2,997     $    1,011    $      2,997       $    1,011
-------------------------------------------------------------------------------------------------------------------

11. INCOME TAX
                                                               THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                     SEPTEMBER 30                     SEPTEMBER 30
(UNAUDITED)                                                   2005           2004            2005             2004
-------------------------------------------------------------------------------------------------------------------
Large Corporations Tax                                $        588     $      256    $      1,890       $      981
Future Income Tax Expense                                   33,371         11,170          50,651            9,723
-------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE                                    $     33,959     $   11,426    $     52,541       $   10,704
-------------------------------------------------------------------------------------------------------------------

The future income tax (liability) asset consists of:

                                                         SEPTEMBER 30, 2005                DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------
Future Income Tax Assets:
     Net Losses Carried Forward                                  $    7,686                       $   61,697
     Share Issue Costs                                                1,051                            1,355
     Impairment of Long-lived Assets                                    796                              796
Future Income Tax Liabilities:
     Capital Assets in Excess of Tax Values                         (25,353)                         (34,242)
     Unrealized Foreign Exchange Gain                               (15,863)                         (12,648)
     Unrealized Gain on Risk Management                                (859)                              --
     Debt Issue Costs                                                (3,598)                          (2,447)
-------------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX (LIABILITY) ASSET                          $  (36,140)                      $   14,511
-------------------------------------------------------------------------------------------------------------

The following table reconciles income taxes calculated at the Canadian statutory rate of 37.62% (2004 - 38.87%) with actual income taxes:

                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                 SEPTEMBER 30                   SEPTEMBER 30
(UNAUDITED)                                                2005          2004          2005             2004
-------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                        $   113,332    $   53,804    $  158,620      $    38,220
-------------------------------------------------------------------------------------------------------------
Income Tax Expense at Statutory Rate                     42,635        20,914        59,672           14,856
Effect of Tax Rate Changes and Timing of Use                313         1,016         1,349              102
Non-taxable Portion of Foreign Exchange Gain             (6,040)       (7,530)       (3,980)          (2,765)
Impact of Resource Allowance                             (3,772)       (3,230)       (7,814)          (7,234)
Provision to Actual                                          --            --           764            4,764
Stock-based Compensation                                    235            --           660               --
Large Corporations Tax                                      588           256         1,890              981
-------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE                                  $    33,959    $   11,426    $   52,541      $    10,704
-------------------------------------------------------------------------------------------------------------

12.  COMMITMENTS AND CONTINGENCIES

During the three months ended June 30, 2005, the AOSP reached a settlement in respect of the insurance coverage provided under Section III of the Joint Venture construction policies for the loss of profits claim arising from the January 6, 2003 fire that occurred at the Muskeg River Mine. During the three-month period ended September 30, 2005, the Corporation received $19.4 million as part of this settlement and is attempting to finalize a contingent settlement for its remaining share of the settlement proceeds in the amount of $24.6 million from those insurance underwriters that also subscribed to the Corporation's cost overrun and start up delay policy, known as Section IV. This remaining settlement amount would become payable to the Corporation in the event that it is successful in the arbitration proceedings that are presently ongoing against the Section IV insurance underwriters. The $19.4 million settlement was applied against the cost of the AOSP, as the Corporation capitalized the costs related to this claim as they were incurred prior to the date commercial operations commenced.

During the three months ended September 30, 2005, the Corporation received $0.2 million in respect of a settlement negotiated by the AOSP relating to initial construction, these proceeds have been applied against the cost of the AOSP.

No amounts have been recognized in these statements relating to the claims under the Corporation's insurance policies, nor will any further amount be recognized until the proceeds are received or settled.


13.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity-pricing agreements are accounted for as hedges, as they qualify for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(a)  Hedge Accounting

As at September 30, 2005, the Corporation had the following commodity-pricing agreements that are accounted for as hedges:

                                                                                                Unrealized
                                                                                                 Decrease
                     Notional                                                                   to Future
                      Volume                                                 Swap Price            Revenue
Instrument           (bbls/d)                    Hedge Period                 (US$/bbl)          (Cdn $'s)
-----------------------------------------------------------------------------------------------------------
WTI Swaps              7,000           October 1 to December 31, 2005          US$26.87       $     25,281

In accordance withts accounting policy for derivative financial instruments accounted for as hedges, the Corporation includes any settlement of these risk management activities in revenue. The following summarizes the impact these risk management activities had on revenue:

                                                            THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                  SEPTEMBER 30                SEPTEMBER 30
(UNAUDITED)                                                2005           2004          2005          2004
-----------------------------------------------------------------------------------------------------------
Decrease to Revenue                                 $    27,821     $   39,682     $  85,418     $  84,305
-----------------------------------------------------------------------------------------------------------

(b) Fair Value Accounting

During the three months ended September 30, 2005, the Corporation purchased put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 to 2009. As at September 30, 2005, the Corporation's outstanding put and call options are as follows:

                                         2007                       2008                            2009
---------------------------------------------------------------------------------------------------------
Barrels Per Day
 Put Options Purchased                 20,000                     20,000                          20,000
 Call Options Sold                     10,000                     15,000                          15,000

US$ Per Barrel
 Average Put Strike Price            US$52.50                    US$54.25                       US$50.50
 Average Call Strike Price           US$92.50                    US$94.25                       US$90.50
---------------------------------------------------------------------------------------------------------

The fair value of the option contracts were recognized on the consolidated balance sheet on the dates they were entered into. During the three and nine month period ended September 30, 2005, the Corporation recognized an unrealized gain of $1.7 million on the Risk Management Asset, marking it to the fair value at the end of the period (September 30, 2004 - nil). The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments. The following table reconciles the movement in the fair value of these option contracts that have not been designated as hedges:

                                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                    SEPTEMBER 30                SEPTEMBER 30
(UNAUDITED)                                                  2005           2004          2005          2004
-------------------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period           $        --     $       --     $      --     $      --
Net Premium                                                84,976             --        84,976            --
Increase in Fair Value                                      1,697             --         1,697            --
-------------------------------------------------------------------------------------------------------------
RISK MANAGEMENT ASSET - END OF PERIOD                 $    86,673     $       --     $  86,673     $      --
-------------------------------------------------------------------------------------------------------------


14.  CHANGES IN NON-CASH WORKING CAPITAL
                                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                    SEPTEMBER 30                SEPTEMBER 30
(UNAUDITED)                                                  2005           2004          2005          2004
-------------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                              $     5,336     $   (9,624)     $(21,379)     $(18,065)
     Inventory                                             (2,810)          (770)      (11,581)       (8,482)
     Prepaid Expense                                        4,134          3,212         1,278         5,137
     Accounts Payable and Accrued Liabilities              18,695         25,184        13,649        33,462
-------------------------------------------------------------------------------------------------------------
                                                      $    25,355     $   18,002     $(18,033)     $  12,052
-------------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                              $    19,380     $       --     $      --     $     614
     Accounts Payable and Accrued Liabilities               5,108          3,801         6,054       (1,348)
-------------------------------------------------------------------------------------------------------------
                                                      $    24,488     $    3,801     $   6,054     $   (734)
-------------------------------------------------------------------------------------------------------------

15.  SUBSEQUENT EVENT

Subsequent to September 30, 2005, the Corporation amended certain terms contained in its Revolving Credit Facility. The first term that was amended was the 364 day revolving feature with a two year term-out for non-revolving allocations, which was amended to a three year revolving maturity, extendible annually at the lending institutions' discretion, with a first maturity of October 31, 2008. The second term that was amended was the margins associated with the lender's prime lending rate, and the banker's acceptance rate or the Libor rate. Initially, these margins were 100 to 200 basis points and, after the amendment, these margins are nil to 225 basis points. There were no further changes to the financial covenants or any other terms associated with the Revolving Credit Facility.







25